

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

October 5, 2017

Ivo Heiden
Chief Executive Officer
Kinder Holding Corp.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

> **Re: Kinder Holding Corp**
> **Form 8-K**
> **Filed June 26, 2017**
> **File No. 000-55320**

Dear Mr. Heiden:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products